

January 5, 2012

<u>Via Email</u>
Benjamin Miller
Fundrise 1351 H Street, LLC
c/o Fundrise Fund, LLC
1519 Connecticut Ave., NW
Suite 200
Washington, DC 20036

> **Re:** **Fundrise 1351 H Street, LLC**
> **Offering Statement on Form 1-A**
> **Filed December 9, 2011**
> **File No. 024-10313**

Dear Mr. Miller:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Part I</u>

<u>Item 5. Unregistered Securities Issued or Sold Within One Year</u>

1. Please disclose the consideration your parent contributed in exchange for the Class A membership units it received.

2. Please provide the "names and identities of the persons" that were issued the Class B Membership Units of your parent. Please refer to Part I, Item 5(a)(4) of Form 1-A.

Benjamin Miller
Fundrise 1351 H Street, LLC
January 5, 2012
Page 2
Part II

Item 1. Cover Page

3.   Please revise to very briefly identify the material risks associated with a purchase of your
        securities.

Offering Circular Summary, page 1

The Offering, page 2

4.   Here and in your risk factors section, please revise to clarify that you will not provide
        investors with any liquidity options, like a redemption program, if true.

5.   Here and in your risk factors section, please revise to clarify that you are not required to
        provide disclosure pursuant to the Exchange Act of 1934.

Description of the Company's Business, page 13

6.   Please disclose the rental rates used in assuming the annual net lease payment. Also,
        disclose the reasonable basis for such rate and clarify whether the ultimate use will
        impact the rate charged.

7.   Please disclose the calculation used to arrive at the forecasted dividend/free cash flow.
        Discuss the estimates for expenses that were incorporated into the calculation and the
        reasonable basis for such estimates.

8.   Please disclose the reasonable basis for the lease rental increases included with the
        forecast.

9.   Please disclose how the variable rate for the loan is determined. Also, please clarify if
        there is an extension provision included in the current note.

10.   Please disclose how the debt service coverage ratio is calculated.

11.   We note that you performed supplemental groundwater tests at 1351 H Street and found
        that the results were "above Ground Water Quality Standards." Please define and discuss
        Ground Water Quality Standards and the ramifications of the groundwater on your
        property not testing within the acceptable standards. In your revised disclosure, please
        discuss whether a loss contingency exists, and the likelihood of loss from that
        contingency. To the extent that the loss is probable and reasonably estimable, an accrual
        should be made. To the extent that the loss is reasonably possible, please disclose an
        estimate of the range of possible loss or a statement that such an estimate cannot be
        made. Refer to ASC 450-20.

The Manager, page 15

12.   Please revise to discuss the manager's operating history.

13.   Please revise to define your use of the term "initial development."

14.   Please revise to clarify whether the "prevailing market rate" that may be paid to WestMill for asset management is in addition to the 1% asset management fee included in the fee schedule.

Management of Property, page 16

15.   Please disclose the use and how long the tenants have occupied the properties listed in your comparable rents table. Also, please update the rental data, if possible, and identify the data source.

Management, page 23

16.   Please disclose the years Messrs. Miller and Miller were associated with the entities identified in their biographies.

Relationship of the Manager of Our Manager, page 24

17.   You disclose that each Miller brother owns 50% of your manager's membership interest. Please reconcile the noted disclosure with your disclosure on page 33 referring to other equity partners with the consolidated balance of $212,500.

Plan of Distribution, page 28

18.   Please tell us if you consider the website to constitute sales materials described by Rule 256 of Regulation A. Also, please tell us if information regarding this offering will be included with the "crowdsourcing" solicitation prior to qualification.

Index to Financial Statements, page 31

19.   Please revise to include statements of changes in cash flows and stockholders' equity as required by Part F/S of Regulation A.

Income Statement Detail – Fundrise 1351 H Street LLC, page 37

20.   Please clarify to us what period has been included in the income statement detail. The results of operations should include activity from September 12, 2011 (date of inception) through the period end, not just the month ended October 31, 2011.

21.   Please provide footnote disclosure to describe the charges labeled "Professional Fee –
        Other Service," as this constitutes a significant portion of your operating expense.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the qualification
date of the pending offering statement please provide a written statement from the company
acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing qualified, it does not foreclose the Commission from taking any action with respect
    to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing qualified, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of qualification as a
    defense in any proceeding initiated by the Commission or any person under the federal
    securities laws of the United States.

        We will consider a written request for acceleration of the qualification date of the
offering statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of
1934 as they relate to the proposed public offering of the securities specified in the above
offering statement. Please allow adequate time for us to review any amendment prior to the
requested qualification date of the offering statement.

        You may contact Kristi Marrone at (202) 551-3429 or Jessica Barberich, Assistant Chief
Accountant at (202) 551-3782 if you have questions regarding comments on the financial
statements and related matters. Please contact Duc Dang at (202) 551-3386 or me at (202) 551-
3852 with any other questions.

                                                        Sincerely,

                                                        /s/ Michael McTiernan

                                                        Michael McTiernan
                                                        Assistant Director

 cc: Bjorn J. Hall
        O'Melveny & Myers LLP